UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 18, 2023

Slam Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40094	98-1211848
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

55 Hudson Yards, 47th Floor, Suite C New York, New York	10001
(Address of principal executive offices)	(Zip Code)

(646) 762-8580

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	SLAMU	The Nasdaq Stock Market LLC (Nasdaq Capital Market)
Class A Ordinary Shares included as part of the units	SLAM	The Nasdaq Stock Market LLC (Nasdaq Capital Market)
Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	SLAMW	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure

Letter of Intent

On December 18, 2023, Slam Corp., a Cayman Islands exempted company (“Slam”) and Lynk Global, Inc., a Delaware corporation (“Lynk”), issued a joint press release announcing a non-binding letter of intent (“LOI”) for a potential business combination.

Under the terms of the LOI, Slam and Lynk would become a combined entity, with Lynk’s existing equity holders rolling 100% of their equity into the combined public company. Slam expects to announce additional details regarding the proposed business combination upon the execution of a definitive merger agreement which is expected in the coming weeks and the combined company’s common stock and warrants are expected to be listed on Nasdaq under the ticker symbol “LYNK” and “LYNKW,” respectively, in the second half of 2024.

Completion of a business combination with Lynk is subject to, among other matters, the negotiation of a definitive agreement providing for the transaction, satisfaction of the conditions negotiated therein and approval of the transaction by the board of directors and shareholders of both Slam and Lynk. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all.

The information in this Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained in this Item 7.01 and in the press release attached as Exhibit 99.1 to this Current Report shall not be incorporated by reference into any filing with the U.S. Securities and Exchange Commission (the “SEC”) made by Slam, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 8.01 Other Events.

On December 8, 2023, Slam filed a definitive proxy statement (the “Extension Proxy Statement”) for a special meeting of its shareholders to be held on 9:00 a.m., Eastern time, on December 22, 2023 to seek shareholder approval to adopt an amendment (the “Extension Amendment”) to its Amended and Restated Memorandum and Articles of Association (“Articles”). Given the anticipated timing of the proposed transaction with Lynk, Slam believes that it will not, despite its best efforts, be able to complete the proposed transaction on or before February 25, 2024, the current deadline for Slam to complete a business combination under the Articles. The Extension Amendment would extend the date by which Slam has to complete a business combination up to December 25, 2024 (if all eleven additional monthly extensions are exercised by Slam Sponsor, LLC and subsequently approved by the board of directors of Slam as described in the Extension Proxy Statement).

Only holders of record of Slam’s Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”) at the close of business on November 30, 2023, which is the record date for the Shareholder Meeting, are entitled to notice of the Shareholder Meeting and to vote and have their votes counted at the Shareholder Meeting and any adjournments or postponements of the Shareholder Meeting. As of the close of business on November 30, 2023, there were 39,710,163 issued and outstanding Ordinary Shares entitled to vote. Each Ordinary Share is entitled to one vote per share at the Shareholder Meeting. Shareholders are not being asked to vote on a business combination at the Shareholder Meeting.

All holders of Class A Ordinary Shares, regardless of whether they vote for or against the Extension Amendment or do not vote at all, may elect to convert their shares of Class A Ordinary Shares into their pro rata portion of the funds then held in a trust account (the “Trust Account”) established to hold a portion of the proceeds of Slam’s initial public offering and the concurrent sale of the private placement warrants (the “Private Placement Warrants”) if the Extension Amendment is implemented. To exercise your redemption rights, you must demand in writing that your Class A Ordinary Shares are redeemed for a pro rata portion of the funds held in the Trust Account and tender your shares to Continental Stock Transfer & Trust Company, Slam’s transfer agent, at least two business days prior to the initially scheduled date of the Shareholder Meeting. In order to exercise your redemption right, you need to identify yourself as a beneficial holder and provide your legal name, phone number and address in your written demand. You may tender your shares by either tendering or delivering your shares (and share certificates (if any) and other redemption forms) to the transfer agent or by tendering or delivering your shares (and share certificates (if any) and other redemption forms) electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. If you hold the shares in street name, you will need to instruct the account executive at your bank or broker to withdraw the shares from your account in order to exercise your redemption rights.

Before you vote, you should read the Extension Proxy Statement and other documents that Slam has filed with the SEC, together with this Report, for more complete information about Slam and the Extension Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Extension Proxy Statement. If you have questions about the Extension Amendment or if you need additional copies of the Extension Proxy Statement or the proxy card you should contact:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: SLAM.info@investor.morrowsodali.com

About Slam Corp.

Slam Corp. (Nasdaq: SLAM) is a special purpose acquisition company established by baseball legend, investor and Chairman and Chief Executive Officer of A-Rod Corp., Alex Rodriguez, and Founder, Managing Partner and Chief Investment Officer of Antara Capital LP, Himanshu Gulati. Slam Corp. intends to pursue investment opportunities with companies that have large and growing addressable markets, significant revenue growth, defensible business models and superior market share.

About Lynk Global Inc.

Lynk believes it is the world’s only patented, proven, and commercially-licensed satellite-direct-to-standard-mobile-phone system. Today, Lynk allows commercial subscribers to send and receive text messages to and from space, via standard unmodified mobile devices. Lynk’s service has been demonstrated in over 25 countries and is currently being deployed commercially, based on 35 mobile network operators commercial service contracts covering approximately 50 countries. Lynk is currently providing cell broadcast (emergency) alerts, and two-way SMS messaging, and intends to launch voice and mobile broadband services in the future. By partnering with Lynk via a simple roaming agreement, a mobile network operator opens the door to new revenue in untapped markets, gives subscribers peace of mind with ubiquitous connectivity, and may possibly provide a pathway to economic prosperity for billions. For more information, visit www.lynk.world or follow @lynktheworld.

Additional Information about the Transaction and Where to Find It

This communication relates to the proposed Business Combination involving Lynk and Slam. If a legally binding definitive agreement with respect to the proposed Business Combination is executed, Slam, or another party to the proposed Business Combination, intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Slam or Lynk has filed or will file with the SEC or send to its shareholders in connection with the proposed Business Combination. This document does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SLAM’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY SLAM WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of Slam as of a record date to be established for voting on the proposed Business Combination. Additionally, Slam will file other relevant materials with the SEC in connection with the proposed Business Combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at http://www.sec.gov. In addition, the documents filed by Slam may be obtained, when available, free of charge from Slam at http://www.slamcorp.com. Slam’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Slam Corp., 55 Hudson Yards, 47th Floor, Suite C, New York, New York 10001.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Business Combination is expected to be implemented solely pursuant to a legally binding definitive agreement which is expected to be filed as an exhibit to a Current Report on Form 8-K by Slam, and which is expected to contain the full terms and conditions of the proposed Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed Business Combination. Slam and Lynk and certain of their respective directors and officers may be deemed participants in the solicitation of proxies from Slam’s shareholders in connection with the proposed Business Combination. Slam’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names and interests in the proposed Business Combination of Slam’s directors and officers in Slam’s filings with the SEC, including Slam’s initial public offering prospectus, which was filed with the SEC on February 24, 2021, Slam’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of Slam’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Slam’s shareholders in connection with the Business Combination will be included in the definitive proxy statement/prospectus relating to the proposed Business Combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Use of Non-GAAP Financial Measures

This report includes certain financial measures of the industry Lynk operates in not presented in accordance with GAAP, including, but not limited to CAGR. To the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Cautionary Statement Regarding Forward Looking Statements

Certain statements made in this report, and oral statements made from time to time by representatives of Slam and Lynk are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “estimate,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “potential,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed Business Combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed Business Combination and related transactions, the level of redemptions by Slam’s public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Slam’s and Lynk’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, among others, the following: (1) the inability of the parties to complete the potential Business Combination or to complete the contemplated transactions; (2) satisfaction or waiver (if applicable) of the conditions to the proposed Business Combination, including with respect to the approval of the shareholders of Slam Corp.; (3) the ability to maintain the listing of the Combined Company’s securities on Nasdaq; (4) the risk that the proposed transaction disrupts current plans and operations of Slam or Lynk as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) uncertainty of the costs related to the proposed Business Combination; (7) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (8) the possibility that Slam and Lynk may be adversely affected by other economic, business, and/or competitive factors; (9) the outcome of any legal proceedings that may be instituted against Slam or Lynk or any of their respective directors or officers, following the announcement of the potential Business Combination transaction; (10) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; (11) risks related to domestic and international political and macroeconomic uncertainty, including the outbreak of COVID-19, the Russia-Ukraine conflict and the Israel-Hamas war; (12) the risk that any of the conditions to closing of the proposed Business Combination to be agreed upon in a legally binding definitive agreement are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (13) risks related to the rollout of Lynk’s business strategy and the timing of expected business milestones; (14) the amount of redemption requests made by Slam’s public shareholders; (15) the ability of Slam to issue equity, if any, in connection with the proposed Business Combination or to otherwise obtain financing in the future; (16) risks related to Lynk’s industry; and (17) those factors discussed in Slam’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Slam or Lynk to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or Slam’s or Lynk’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Slam nor Lynk presently know or that Slam and Lynk currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Slam’s and Lynk’s expectations, plans or forecasts of future events and views as of the date of this communication. Slam and Lynk anticipate that subsequent events and developments will cause Slam’s and Lynk’s assessments to change. However, while Slam and Lynk may elect to update these forward-looking statements at some point in the future, each of Slam and Lynk specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Slam’s and Lynk’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Financial Statements

(d) Exhibits

Exhibit Number	Description

99.1	Press release dated December 18, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 18, 2023

SLAM CORP.

By:	/s/ Himanshu Gulati

Name:	Himanshu Gulati
Title:	Chairman

Exhibit 99.1

Lynk Signs Letter of Intent to Become Publicly-Listed, Leading

Satellite-to-Phone Company Through a Business Combination with Slam Corp.

Lynk has proven two-way sat2phone connectivity on all seven continents, including SMS, emergency alerts, voice calls, and data, and is scaling to provide coverage everywhere on Earth at broadband speeds

Lynk believes it is the world’s only patented and commercially licensed sat2phone system

Combined company expected to list on Nasdaq under the ticker symbol “LYNK” in the second half of 2024

NEW YORK, NY, December 18, 2023 – Lynk Global, Inc. (“Lynk”), the world’s leading satellite-direct-to-standard-phone (“sat2phone”) telecoms provider, and Slam Corp. (NASDAQ: SLAM), a special purpose acquisition company (“Slam”), today announced that they have signed a non-binding letter of intent (“LOI”) for a potential business combination. Under the terms of the LOI, the combined company (the “Combined Company”) would operate as Lynk Global, Inc. and its common stock and warrants are expected to be listed on Nasdaq under the ticker symbol “LYNK” and “LYNKW,” respectively.

Lynk was founded in 2017 by Charles Miller, President and CEO; Margo Deckard, COO; and Tyghe Speidel, CTO. Lynk’s proprietary technology created the sat2phone category, which encompasses products and services that leverage mobile phones. It designs, builds, and operates proprietary “cell-tower-in-space” satellites that provide direct-to-standard-phone connectivity and global coverage. Lynk believes it is the world’s only patented, proven, and commercially licensed sat2phone system. Lynk has proven two-way sat2phone connectivity on all seven continents, including SMS, emergency alerts, voice calls, and data and is scaling to provide ubiquitous service at broadband speeds. Lynk partners with wireless providers and mobile network operators (“MNOs”) to deliver connectivity to their customers through their existing mobile devices.

“Lynk was created with the mission to connect everyone, everywhere by providing affordable connectivity to billions globally using the phones already in their pockets,” stated Lynk CEO, Charles Miller. “In effect, we’ve created a new category, and our operational technology requires no change to consumers’ phones while delivering services with immense lifesaving implications. As a public company, we will have access to greater capital to take advantage of the satellite-direct-to-device opportunity, bringing these services to even more people and truly ending the era of the disconnected.”

Alex Rodriguez, Chief Executive Officer of Slam, said “Lynk has built a truly global platform that is set to revolutionize the satellite-direct-to-phone sector. Since Slam’s listing, we have sought to partner with a company beyond providing capital, through operational support, commercial network expansion, and brand amplification. Lynk is a perfect fit for our investment criteria. We are impressed by its innovative technology and proven ability to scale. The Combined Company is positioned to make a tremendous global impact, potentially providing broadband access to billions of people currently underserved by a lack of mobile connectivity.”

Lynk and Slam intend to finalize their definitive business combination agreement (the “Business Combination”) in the coming weeks and will announce additional details at that time. Based on the LOI, the Combined Company is expected to be valued at no less than $800 million upon listing, subject to current market conditions. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all.

Lynk Investment Highlights

Patented and Proven Technology

•	Lynk believes it is the world’s only patented, proven, and commercially licensed satellite-direct-to-standard-phone system.

•	Lynk technology is compatible with any unmodified cellular device from 2G to 5G, and positioned for compatibility with future generations of devices.

•	Successfully launched three commercial satellite cell towers in space and has begun operations in four countries.

•	Lynk’s technology has been tested and proven in over 25 countries and on all seven continents.

•	Lynk has signed 35 commercial contracts to provide coverage in approximately 50 countries.

Attractive Satellite Communications Market Opportunity

•

Satellite communications represent approximately $14 billion of the broader global connectivity market valued at more than $1 trillion annually, growing at a 12% CAGR through 2030 to approximately $35 billion.[1]

•	Satellite-direct-to-device is a new category within satellite communications that analysts estimate could grow to become “the largest opportunity in satcom’s history.”[2]

•	Approximately 750 million of the 5.4 billion existing mobile phone users are not connected on average at any point in time due to being in “coverage black spots.”

•

Traditional mobile cell coverage is limited by the economics of building and operating traditional ground-based cell towers, making it cost-prohibitive to expand mobile cell coverage into remote areas lacking coverage.

•

Satellite cell towers are approximately four orders of magnitude lower in operating expense per square mile than traditional ground-based cell towers. This allows satellite cell towers to affordably fill in black spots and lower the pricing of ground-based cell towers.

Clear Growth Trajectory with MNOs

•	Lynk partners with MNOs around the world to offer 100% geographic coverage in their territory by integrating seamlessly with their existing network.

•	Lynk believes sat2phone services could drive 40% top-line growth in the mobile wireless market from today’s $1 trillion per year to $1.4 trillion annually.

•

These estimates represent $150 billion annually from “everywhere connectivity” for the 5.4 billion existing mobile customers, and approximately $250 billion annually from new customers who buy their first mobile device once guaranteed coverage is in place.

Experienced and Proven Management

•	Lynk leadership represents the best of the space, telecoms, and satellite industries.

•	Average of 32 years of experience in the space and telecoms industries, in both the public and private sectors.

•	Three Lynk co-founders lead the c-suite.

•	Proprietary network of advisors with deep expertise and experience across satellite, telecoms, and technology industries.

Advisors

Jones Trading is serving as financial advisor and BTIG, LLC is serving as capital markets advisor to Lynk Global, Inc. Goodwin Procter LLP is serving as legal counsel to Lynk Global, Inc. Kirkland & Ellis LLP is serving as legal counsel to Slam Corp.

About Lynk

Lynk believes it is the world’s only patented, proven, and commercially-licensed satellite-direct-to-standard-mobile-phone system. Today, Lynk allows commercial subscribers to send and receive text messages to and from space, via standard unmodified mobile devices. Lynk’s service has been demonstrated in over 25 countries and is currently being deployed commercially, based on 35 MNO commercial service contracts covering approximately 50 countries. Lynk is currently providing cell broadcast (emergency) alerts, and two-way SMS messaging, and intends to launch voice and mobile broadband services in the future. By partnering with Lynk via a simple roaming agreement, a mobile network operator opens the door to new revenue in untapped markets, gives subscribers peace of mind with ubiquitous connectivity, and may possibly provide a pathway to economic prosperity for billions. For more information, visit www.lynk.world or follow @lynktheworld.

[1]	Deutsche Bank Equity Research
[2]	Analysys Mason, The Largest Opportunity in Satcom’s History: Direct Satellite-to-Device

About Slam Corp.

Slam Corp. (Nasdaq: SLAM) is a special purpose acquisition company established by baseball legend, investor and Chairman and Chief Executive Officer of A-Rod Corp., Alex Rodriguez, and Founder, Managing Partner and Chief Investment Officer of Antara Capital LP, Himanshu Gulati. Slam Corp. intends to pursue investment opportunities with companies that have large and growing addressable markets, significant revenue growth, defensible business models and superior market share.

Additional Information about the Transaction and Where to Find It

This communication relates to the proposed Business Combination involving Lynk and Slam. If a legally binding definitive agreement with respect to the proposed Business Combination is executed, Slam, or another party to the proposed Business Combination, intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Slam or Lynk has filed or will file with the SEC or send to its shareholders in connection with the proposed Business Combination. This document does not contain all the information that should be considered concerning the proposed Business Combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SLAM’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY SLAM WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of Slam as of a record date to be established for voting on the proposed Business Combination. Additionally, Slam will file other relevant materials with the SEC in connection with the proposed Business Combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed Business Combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Slam may be obtained, when available, free of charge from Slam at www.slamcorp.com. Slam’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Slam Corp., 55 Hudson Yards, 47th Floor, Suite C, New York, New York 10001.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Business Combination is expected to be implemented solely pursuant to a legally binding definitive agreement which is expected to be filed as an exhibit to a Current Report on Form 8-K by Slam, and which is expected to contain the full terms and conditions of the proposed Business Combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed Business Combination. Slam and Lynk and certain of their respective directors and officers may be deemed participants in the solicitation of proxies from Slam’s shareholders in connection with the proposed Business Combination. Slam’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the names and interests in the proposed Business Combination of Slam’s directors and officers in Slam’s filings with the SEC, including Slam’s initial public offering prospectus, which was filed with the SEC on February 24, 2021, Slam’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of Slam’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Slam’s shareholders in connection with the Business Combination will be included in the definitive proxy statement/prospectus relating to the proposed Business Combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Use of Non-GAAP Financial Measures

This press release includes certain financial measures of the industry Lynk operates in not presented in accordance with GAAP, including, but not limited to CAGR. To the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Cautionary Statement Regarding Forward Looking Statements

Certain statements made in this press release, and oral statements made from time to time by representatives of Slam and Lynk are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may generally be identified by the use of words such as “estimate,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “potential,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed Business Combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed Business Combination and related transactions, the level of redemptions by Slam’s public shareholders and the timing of the completion of the proposed Business Combination, including the anticipated closing date of the proposed Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Slam’s and Lynk’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

The forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, among others, the following: (1) the inability of the parties to complete the potential Business Combination or to complete the contemplated transactions; (2) satisfaction or waiver (if applicable) of the conditions to the proposed Business Combination, including with respect to the approval of the shareholders of Slam Corp.; (3) the ability to maintain the listing of the Combined Company’s securities on Nasdaq; (4) the risk that the proposed transaction disrupts current plans and operations of Slam or Lynk as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) uncertainty of the costs related to the proposed Business Combination; (7) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (8) the possibility that Slam and Lynk may be adversely affected by other economic, business, and/or competitive factors; (9) the outcome of any legal proceedings that may be instituted against Slam or Lynk or any of their respective directors or officers, following the announcement of the potential Business Combination transaction; (10) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; (11) risks related to domestic and international political and macroeconomic uncertainty, including the outbreak of COVID-19, the Russia-Ukraine conflict and the Israel-Hamas war; (12) the risk that any of the conditions to closing of the proposed Business Combination to be agreed upon in a legally binding definitive agreement are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (13) risks related to the rollout of Lynk’s business strategy and the timing of expected business milestones; (14) the amount of redemption requests made by Slam’s public shareholders; (15) the ability of Slam to issue equity, if any, in connection with the proposed Business Combination or to otherwise obtain financing in the future; (16) risks related to Lynk’s industry; and (17) those factors discussed in Slam’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Slam or Lynk to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or Slam’s or Lynk’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Slam nor Lynk presently know or that Slam and Lynk currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Slam’s and Lynk’s expectations, plans or forecasts of future events and views as of the date of this communication. Slam and Lynk anticipate that subsequent events and developments will cause Slam’s and Lynk’s assessments to change. However, while Slam and Lynk may elect to update these forward-looking statements at some point in the future, each of Slam and Lynk specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Slam’s and Lynk’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Lynk Global, Inc.

Investors / Media

Tony DeTora

tdetora@lynk.world

Slam Corp.

Investors

Alex Jorgensen

ajorgensen@prosek.com

Media

Russell Sherman

rsherman@prosek.com